September 10, 2020	Stuart M. Falber

By Electronic Submission	+1 617 526 6663 (t)
+1 617 526 5000 (f)
wilmerhale.com
U.S. Securities and Exchange Commission	Stuart.Falber@wilmerhale.com
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Laura Crotty

Re:  Dyne Therapeutics, Inc.

Registration Statement on Form S-1

Filed August 25, 2020

File No. 333-248414

Ladies and Gentlemen:

On behalf of Dyne Therapeutics, Inc. (the “Company”), we are responding to the comment contained in the letter dated September 9, 2020 (the “Letter”) from the staff (the “Staff”) of the Office of Life Sciences in the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Joshua T. Brumm, the Company’s President and Chief Executive Officer, relating to the Registration Statement on Form S-1 referenced above (the “Registration Statement”). In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement and is filing an amendment to the Registration Statement on Form S-1 (the “Amendment”) with this response letter.

The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. Page numbers referred to in the response reference page numbers in the Amendment.

On behalf of the Company, we advise you as follows:

Registration Statement on Form S-1 filed August 25, 2020

Business, page 122

1.

We note your response to our prior comment 5 and your continued use of “durable, disease-modifying, functional benefit across multiple indications.” Please revise your characterization of the preclinical models to discuss the data from the trial, rather than drawing conclusions from the results.

September 10, 2020

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 114 and 122 of the Amendment.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber
Stuart M. Falber

cc:	Joshua T. Brumm, Dyne Therapeutics, Inc.